UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On June 13, 2025, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) on July 21, 2025, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Co, 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel at 04:00 PM (Israel Standard Time). On July 21, 2025, since legal quorum requirements as set forth in the meeting’s convening notice were not met, the Company announced that the Meeting was postponed to July 28, 2025 at 04:00 PM (Israel Standard Time) at the same location.

The Company announces today, the results of the Meeting held today, Monday, July 28, 2024, in Bnei Brak, Israel. At the Meeting, all of the proposals were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2025, and to authorize the Board of Directors, upon the recommendation of the Audit Committee to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

2.	To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.	To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.	To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5.	To approve the engagement terms of Mr. Noam Band as CEO of the Company, including the option grant, as described in the Company’s proxy statement, to be effective as of April 7, 2025.

6.	To approve that Mr. Shlomo Shalev, our Chairman of the Board, shall receive the equity remuneration as described in the proxy statement.

7.	To approve, including for the purpose of Nasdaq Rule §5635(c), a private placement of up to US$1.0 Million from certain investors, including Interested Parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 28, 2025	By:	/s/ Noam Band
Noam Band
Chief Executive Officer

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